UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 23, 2007

Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/23/2007

Re: Exxon Mobil Corporation
Incoming letter dated March 16, 2007

Dear Ms. Bork:

This is in response to your letter dated March 16, 2007 concerning the shareholder proposal submitted to ExxonMobil by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1488 Facsimile

Lisa K. Bork
Counsel

ExxonMobil

March 16, 2007

VIA Network Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Executive Compensation Limit

Gentlemen and Ladies:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from Robert D. Morse for inclusion in the Company's proxy material for its 2007 annual meeting of shareholders. ExxonMobil intends to omit the Proposal from its proxy material pursuant to Rule 14a-8(i)(3) (violation of proxy rules), on the grounds that Mr. Morse does not intend to present the Proposal at the meeting. Further, we wish to ask for a waiver of the 80-day filing deadline on the grounds that we did not obtain the relevant information pertinent to our position until recently. We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

As you may know, we will begin printing our proxy statement on Monday, March 26, 2007. While we realize that time is short, we would very much appreciate a response by close of business on Friday, March 23rd, if at all possible. We apologize for the short notice, but as described in more detail below, we only recently became aware of Mr. Morse's intentions.

The Proposal

A copy of the Proposal, along with related correspondence to and from the proponent is set forth in Exhibit 1. The resolution is as follows:

> "I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in ExxonMobil Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs."

Reason for Omission: Rule 14a-8(i)(3); Proponent has expressed intention not to attend (or send representative to) Annual Meeting

Rule 14a-8(h)(1) provides that either the proponent, or his representative who is qualified under state law to present the proposal on his behalf, must attend the meeting to present the proposal.

Mr. Morse indicated in his original correspondence that he "can be expected to attend or be represented at the meeting by an alternate selection." (See Exhibit 1, cover letter.) By letter from the Company to Mr. Morse dated November 13, 2006, ExxonMobil advised Mr. Morse of the meeting attendance requirement. (See Exhibit 2, second and third paragraphs. Exhibit 2 also includes Mr. Morse's response to the Company's letter.)

On March 2, 2007, the Company sent a letter to Mr. Morse and enclosed a copy of the response to the Proposal we expect ExxonMobil's Board of Directors to approve and that would be included in the proxy statement. (See Exhibit 3.) In this letter, the Company again describes the requirement of meeting attendance, and states that if proponent (or a representative) does not present the Proposal, the Secretary of the Company will introduce the Proposal for the sake of the orderly conduct of the meeting.

Mr. Morse first indicated he would not attend the annual meeting in his letter dated March 9, 2007, which was received on March 13, 2007. (See Exhibit 4.) In this letter, he states that he is enclosing his "reason for non-attendance". He further states his contention that a "personal appearance does nothing to enhance a proponent's view...". The intention expressed in the letter is that Mr. Morse will not be at the meeting and that he will not appoint a representative to present his Proposal.

Mr. Morse confirmed his intention in a phone call with ExxonMobil employee David Henry on March 13, 2007. During this conversation, Mr. Morse stated unequivocally that he would not personally attend the ExxonMobil shareholders' meeting and that he did not have access to others that would attend the meeting (and therefore he would not be securing a representative to present the Proposal on his behalf). Mr. Morse was reminded that the rules require that he or a representative be present to present the Proposal, and that if he did not comply with the rules, his proposals could be excluded from proxy materials for meetings held in the following two calendar years. He stated that he understood the rules on attendance, but that his position was unchanged.

In 2001, the Staff concurred that ExxonMobil could omit a proposal where the proponent similarly indicated his intention not to attend the meeting. The Staff cited the meeting attendance requirement found in Rule 14a-8(h)(1) and the provision in Rule 14a-8(h)(3) that provides that if the proponent does not comply with the attendance requirement, the company is permitted to exclude all of a proponent's proposals for meetings held in the following two calendar years. See Exxon Mobil Corporation (March 7, 2001). The Staff notes that while the rule is primarily an "after-the-fact sanction", the situation where a proponent has indicated his intention not to comply with the rule would be contrary to such provision. The Staff's letter to the Company reads as follows:

> There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3) as contrary to proxy rule 14a-8(h)(1). Rule 14a-8(h)(1) provides that a proponent or his or her representative must attend the meeting to present the proposal. Failure to do so, without good cause, permits the company to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years under rule 14a-8(h)(3). While rule 14a-8(h)(3) is primarily designed as an after-the-fact sanction against proponents that violate rule 14a-8(h)(1), the instant situation would be contrary to rule 14a-8(h)(1) because the proponent has indicated that neither he nor his qualified representative will attend the meeting to present his proposal. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

The situation at hand is one where the Proponent similarly has declared that he will not attend the meeting, contrary to Rule 14a-8(h)(1), which is grounds for exclusion under Rule 14a-8(i)(3).

Request for Waiver of 80-day Filing Requirement

The Company respectfully requests that the Staff waive the requirement of Rule 14a-8(j) that the Company's submission to the Commission be not later than 80 days before the Company files with the Commission its definitive proxy statement and form of proxy. As described above, we only became aware of Proponent's intention not to attend the meeting earlier this week. Also as described above, every indication prior to that time was that Mr. Morse intended to attend the meeting (as noted in his initial letter, attached as Exhibit 1). We believe that these circumstances constitute good cause for missing the deadline and, therefore, respectfully request that the Staff waive the 80-day requirement under Rule 14a-8(j).

Conclusion

For the reasons set forth above, the Company believes that it may properly omit the Proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478.

Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the Proponent.

Sincerely,

Lisa K. Bork

LKB
Enclosures

cc - w/enc: **Proponent:**
Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717
Phone: (856) 235-1711

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary
ExxonMobil Corporation
5959 Las Calinas Boulevard
Irving, TX, 75039-2298

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse
Robert D. Morse

SHAREHOLDER PROPOSAL

NOV 03 2006

NO. OF SHARES 5300
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in ExxonMobil Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Robert D. Morse

INFORMATION

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is –unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse

RECEIVED
NOV 21 2006
H. H. HUBBLE

1. ~~HHH~~
~~2. TJG~~
3. DGH

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

T. J. Gill
NOV 21 2006

November 16, 2006

Henry H. Hubble, VP & Sec'y.
Exxon Mobil Corporation
5959 Las Calinas Blvd.
Irving, TX 75309-2298

Dear Mr. Hubble:

Thank you for contacting me. I will explain my position in declining your offer to withdraw my proposal.

The voting shareowners are entitled to the information I provided in order to make an intelligent decision as how to vote, in that it is not provided in a corporate proxy. The process is directly related to my claim of excess compensation in relation to the Management's value to corporate success. I have outlined how a company succeeds as part of that knowledge. I have shown how Director nominees are submitted and the resulting awarding favors of excess compensation to the five top Management for services provided.

There is no explanation in a Proxy that <u>only</u> in the vote for Directors is no "Against" voting box placed, and why, the "why" being that the nominees will be elected if only one "For" vote is obtained under the "Plurality" system: and why the system was introduced under State and/or Corporate Registrations " "Rules", setting it apart from the other voting question choices.

I note your references as being "Laws", perhaps giving the system emphasis, but are they not more correctly "Rules", that were contrived or devised to secure continuance in office? No insult or defamation intended. The problem is excess compensation only, the excess gains should go to the shareowners if dispensed, rather than to Management who are amply rewarded.

Since you refer to my continual presentations, why not note the apathy of voters, the low count I receive in relation to "Against", etc. and just print the proxy? No reference is ever made as to the number of shareowners who vote.

Encl. Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse

SHAREHOLDER PROPOSAL
NOV 22 2006
NO. OF SHARES 5,300
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

November 13, 2006

VIA UPS - OVERNIGHT DELIVERY

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

This will acknowledge receipt of the proposal concerning executive compensation that you have submitted in connection with ExxonMobil's 2007 annual meeting of shareholders.

Since your name appears in the company's records as a shareholder, we were able to verify your share ownership. You should note that you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Your proposal this year, relating to executive compensation, appears to be unrelated to your supporting statement, which deals with shareholders' inability to vote "against" director nominees and majority voting for directors.

It appears you again seek to use an executive compensation proposal as a vehicle to raise the subject of voting against directors. We suggest this is not an appropriate use of the shareholder proposal process and urge you to withdraw your proposal.

We understand your views on the topic of voting for directors, as reflected by the shareholder proposals you have submitted on that topic in the past. As you also know, however, in many of the past years the SEC staff has agreed that your proxy card proposal is not a proper subject for shareholder action in light of the provisions of New Jersey law.

To withdraw this proposal, simply sign the enclosed response and mail it to me at the address listed on the enclosed stamped return envelope.

Sincerely,

Enclosures

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Mr. Henry H. Hubble
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

I, Robert D. Morse, hereby withdraw my shareholder proposal concerning executive compensation, which I have submitted to Exxon Mobil Corporation in connection with their 2007 annual meeting of shareholders.

Sincerely,

Robert D. Morse

EXHIBIT 3

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

March 2, 2007

VIA UPS - OVERNIGHT DELIVERY

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08957-2717

Dear Mr. Morse:

Enclosed is a copy of the recommendation we expect ExxonMobil's Board of Directors to make with respect to the proposal concerning an executive compensation limit, which you submitted in connection with ExxonMobil's 2007 annual meeting of shareholders. If you have any comments on the Company's proposed response, please advise us by no later than March 14, 2007. Comments may be faxed to 972.444.1505; please call 972.444.1157 to confirm that we received the fax.

Securities and Exchange Commission (SEC) rules require that you must present your proposal in person or you must arrange to have a representative qualified under New Jersey state law do so. To streamline the procedural aspects of the meeting this year, we will be issuing admission tickets and speaker identification cards to the proponents or representatives of shareholder proposals at the meeting. Therefore, you will need to check in at the street-level Admissions area and identify yourself as a proponent or representative prior to the beginning of the meeting to confirm that you are present and will be presenting your proposal. You should be prepared to present photo identification if requested.

If you intend to appoint a representative to act in your place to present your proposal, you must provide a proxy for your shares or other documentation signed by you that specifically identifies the intended representative by name and specifically delegates to that person the authority to present your shareholder proposal on your behalf at the annual meeting. A copy of this authorization should be sent to my attention in advance of the meeting.

Any such representative intending to act in your place should also bring an original signed authorization to the meeting and present it at the street-level Admissions area, together with photo identification if requested. We can then verify the representative's authority to act on your behalf and issue an admission ticket and speaker identification card to your representative.

If you fail to check in prior to the start of the meeting, or if your intended representative fails to check in prior to the start of the meeting and to present adequate documentation as described above demonstrating the representative's authority to act on your behalf under New Jersey state law, we will assume that neither you nor your representative is present at the meeting to present your proposal.

In that case, the Secretary of the Corporation will introduce your proposal for the sake of the orderly conduct of the meeting and so that shareholder votes on the proposal may be recorded. However, the Secretary will expressly not be acting as your official representative and you will be precluded by SEC rules from presenting any other shareholder proposal for ExxonMobil's next two annual meetings.

Additional details about the annual meeting will be included in proxy materials mailed to shareholders next month. Also, we will mail you in advance a program which includes rules and procedures for addressing the meeting.

Sincerely,

Henry H. Hubble

Enclosure

ITEM 11 – EXECUTIVE COMPENSATION LIMIT

This proposal was submitted by Mr. Robert Morse, 212 Highland Avenue, Moorestown, NJ 08957.

"I propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: 'Against' since about Year 1975, and ONLY in the 'Vote for Directors' column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate 'Rule'. 'Right of Dissent' is denied, and shareowners may not vote 'No' or 'Against' and be counted as such. This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated 'Against' several years ago, showing the American Way of proper corporate proxies presentations. ExxonMobil has reverted to a majority vote for election of Directors, a fine decision for shareowners!

Thank you, and please vote 'YES' for this Proposal. It is for YOUR benefit!"

The Board recommends you vote AGAINST this proposal for the following reasons:

Attracting and retaining the best talent in the industry is in the interests of shareholders and helps the Company achieve competitive advantage. The Board believes that setting an artificial or arbitrary level of compensation that is not determined by the marketplace would put the Corporation at a severe disadvantage in hiring and retaining the best talent.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
March 9, 2007

Henry H. Hubble, VP & Sec'y.
Exxon Mobil Corporation
5959 Las Calinas Blvd.
Irving, TX 75309-2298

Dear Mr. Hubble:

Thank you for the decision to enter my proposal in my absence. That is a fine corporate gesture of proper procedure, in that shareowners are entitled to have their votes counted.

I may have included my reason for non-attendance, but am enclosing one for your use. It is still my contention that a personal appearance does nothing to enhance a proponent's view in a three minute period, as most votes are already sent in and an address furnished for possible questions. Neither is a substitute shareowner's address readily available, and other proponents have their own agenda.

I have no grudge against fine companies as Exxon, but disagree as to the value of excess compensation in relation to the duties performed by those individuals. Excess funds belong to the shareowners.

Again, thanks for writing.

Encl. for stress relief

Robert D. Morse

Robert D. Morse

INFORMATION

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is –unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse
Robert D Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated March 16, 2007

The proposal requests that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3) as contrary to proxy rule 14a-8(h)(1). Rule 14a-8(h)(1) provides that a proponent or his or her representative must attend the meeting to present the proposal. Failure to do so, without good cause, permits the company to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years under rule 14a-8(h)(3). While rule 14a-8(h)(3) is primarily designed as an after-the-fact sanction against proponents that violate rule 14a-8(h)(1), the instant situation would be contrary to rule 14a-8(h)(1) because, according to your representation, the proponent has indicated that neither he nor his qualified representative will attend the meeting to present his proposal. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that ExxonMobil did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j). Noting the circumstances of the delay, we grant ExxonMobil's request that the 80-day requirement be waived.

Sincerely,

Ted Yu
Special Counsel

END